Rule 424(b)(3)
                                                                 No. 333-100347

                         CNL RETIREMENT PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 26, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed Properties for which the Company has entered into initial commitments to acquire and as to the number and types of Properties acquired by the Company is presented as of April 1, 2003, and all references to commitments or Property acquisitions should be read in that context. Proposed Properties for which the Company enters into initial commitments, as well as Property acquisitions that occur after April 1, 2003, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         On March 27, 2003, the Company acquired three Brighton Gardens(R) by Marriott(R) Properties, which are, the Brighton Gardens of Colorado Springs located in Colorado Springs, Colorado, three miles west of downtown Colorado Springs; the Brighton Gardens of Denver located in Denver, Colorado, eight miles southeast of downtown Denver; and the Brighton Gardens of Lakewood located in Lakewood, Colorado, ten miles west of downtown Denver.

         These three Brighton Gardens Properties are assisted living/skilled nursing Properties which opened between September 1996 and October 1999 and each Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units.

         On March 28, 2003, the Company acquired nine additional Properties, which include six Brighton Gardens Properties, a Marriott(R) MapleRidge(R) Property, the Fairfax by Marriott(R) Property and the Quadrangle by Marriott(R) Property. The six Brighton Gardens Properties are the Brighton Gardens of Edgewood located in Edgewood, Kentucky, 14 miles southwest of downtown Cincinnati, Ohio; the Brighton Gardens of Greenville located in Greenville, South Carolina, five miles west of downtown Greenville; the Brighton Gardens of Northridge located in Northridge, California, 26 miles northwest of downtown Los Angeles; the Brighton Gardens of Rancho Mirage located in Rancho Mirage, California, 120 miles east of downtown Los Angeles; the Brighton Gardens of Salt Lake City located in Salt Lake City, Utah, in the downtown district of Salt Lake City; and the Brighton Gardens of Yorba Linda located in Yorba Linda, California, 36 miles east of downtown Los Angeles. The MapleRidge Property is the MapleRidge of Palm Springs located in Palm Springs, California, 110 miles east of downtown Los Angeles; the Fairfax Property is located in Fort Belvoir, Virginia, 19 miles southwest of Washington, D.C.; and the Quadrangle Property is located in Haverford, Pennsylvania, ten miles west of Philadelphia.

         The Brighton Gardens Properties located in each of Greenville, Northridge, Rancho Mirage, Salt Lake City and Yorba Linda are assisted living/skilled nursing Properties which opened between January 2000 and January 2002, and each Property includes between 90 and 98 assisted living units and either 25 or 26 units for residents with Alzheimer's and related memory disorders. Each Property also includes 28 skilled nursing units. The Brighton Gardens of Edgewood is an assisted living Property which opened in April 2000 and includes 93 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The MapleRidge of Palm Springs is an assisted living Property which opened in December 1999 and includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Fairfax Property is a continuing care retirement community which opened in July 1989 and includes 382 independent living units and cottages, 45 assisted living units and 40 skilled nursing units. The Quadrangle Property is a continuing care retirement community which opened in May 1989 and includes 349 independent living units and cottages, 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 72 skilled nursing units.

         In addition, on March 31, 2003, the Company acquired two Sunrise Properties, including the Sunrise of Annapolis located in Annapolis, Maryland, southeast of Baltimore; and the Sunrise of Pikesville located in Pikesville, Maryland, a northern suburb of Baltimore. On March 31, 2003, the Company also acquired the Brighton Gardens of Saddle River located in Saddle River, New Jersey, 26 miles north of downtown Newark.


April 11, 2003                                   Prospectus Dated March 26, 2003

         The Sunrise Properties located in Annapolis and Pikesville, Maryland are assisted living Properties which opened in November 1995 and May 1996, respectively. The Annapolis Property includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders, and the Pikesville Property includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders. The Brighton Gardens located in Saddle River is an assisted living facility which opened in September 1998 and includes 90 assisted living units and 22 units for residents with Alzheimer's and related memory disorders.

         As of April 1, 2003, the Company owned interests in 53 Properties. Substantially all of the Properties owned by the Company are leased on a long-term, triple-net basis and are managed by operators of retirement facilities.

         Of the 53 Properties currently owned by the Company as of April 1, 2003, 41 Properties which were previously operated by Marriott Senior Living Services, Inc. are now operated by Sunrise Senior Living Services, Inc., a wholly owned subsidiary of Sunrise Assisted Living, Inc. In a press release dated March 31, 2003, Sunrise Assisted Living, Inc. announced it had acquired all of the outstanding stock of Marriott Senior Living Services, Inc. When the stock sale was completed, the long-term management agreements which the Company's tenants had entered into with Marriott Senior Living Services, Inc. were assumed by Sunrise Senior Living Services, Inc., which now operates all of the Company's Properties that were previously operated by Marriott Senior Living Services, Inc. In addition, Sunrise Assisted Living, Inc. has agreed to assume the obligations to the Company under the guarantees from Marriott International, Inc. and Marriott Senior Living Services, Inc. Additional information regarding Sunrise Assisted Living, Inc. can be found at http://www.sec.gov.

         The Board of Directors declared distributions of $0.0589 per Share to stockholders of record on March 1 and April 1, 2003, payable by March 31, 2003 and by June 30, 2003, respectively.


                                  THE OFFERINGS

GENERAL

         As of April 1, 2003, the Company had received subscriptions from the 2002 Offering for 44,404,816 Shares totalling $444,048,155 in Gross Proceeds. As of April 1, 2003, the Company had received aggregate subscriptions for 60,876,713 Shares totalling $608,767,129 in gross proceeds, including 175,795 Shares ($1,757,950) issued pursuant to the Reinvestment Plan, from its Initial Offering, the 2000 Offering and the 2002 Offering. As of April 1, 2003, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of selling commissions, the marketing support fee, due diligence expense reimbursements and organizational and offering expenses, totalled approximately $540,200,000. The Company used approximately $463,800,000 of net offering proceeds, approximately $79,500,000 in advances relating to its line of credit and approximately $92,200,000 in Permanent Financing to invest approximately $683,400,000 in 53 retirement Properties. As of April 1, 2003, the Company had repaid $8,100,000 in advances relating to its line of credit, had paid approximately $48,200,000 in Acquisition Fees and Acquisition Expenses and had used approximately $613,524 to redeem 66,687 Shares of Common Stock, leaving approximately $19,500,000 available to invest in Properties or Mortgage Loans.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Summit Portfolio Properties. On March 27, 2003, the Company acquired the Brighton Gardens of Colorado Springs located in Colorado Springs, Colorado (the "Colorado Springs Property") for $16,120,000 from Senior Living of Colorado Springs, LLC; the Brighton Gardens of Denver located in Denver, Colorado (the "Denver Property") for $17,480,000 from Senior Living of Denver, LLC; and the Brighton Gardens of Lakewood located in Lakewood, Colorado (the "Lakewood Property") for $18,400,000 from Senior Living of Lakewood, LLC. The Colorado Springs, Denver and Lakewood Properties are hereinafter referred to as the "Summit Portfolio Properties." These three Properties are operated and managed by Sunrise Senior Living Services, Inc.

         The Company, as lessor, has entered into long-term, triple-net lease agreements with Senior Living of Colorado Springs, LLC, Senior Living of Denver, LLC and Senior Living of Lakewood, LLC, subsidiaries of Summit Companies, Incorporated, relating to these three Properties. The general terms of the lease agreements are described in "Business - Description of Property Leases." The principal features of the lease agreements are as follows:

o The initial term of each lease expires on March 27, 2018.

o Minimum annual rent as set forth in the leases is as follows:

                                                          Minimum
                          Property                      Annual Rent
             -----------------------------------      ----------------
             Colorado Springs Property                   $1,576,765
             Denver Property                              1,707,670
             Lakewood Property                            1,796,210

o Minimum annual rent will increase by 0.375% in the second lease year and by 2.5% beginning in the third lease year, and each lease year thereafter.

o At the end of the initial lease terms the tenant will have two consecutive renewal options of five years each.

o In addition to minimum annual rent, the leases require additional rent which will be payable based on various predetermined criteria derived from achieving specific percentage occupancy levels and/or revenues from the prior lease years.

o On behalf of the tenants of these three Properties, the Operator has established FF&E Reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the three Properties. Deposits to the FF&E Reserve are made every four weeks, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of each Property. Deposits to the FF&E Reserve are 1.5% of gross revenues for the first lease year; 2% of gross revenues for the second and third lease years; 3% of gross revenues for the fourth through thirteenth lease years; 3.5% of gross revenues for the fourteenth lease year; and 4% of gross revenues for the fifteenth lease year. Funds in the FF&E Reserve relating to these three Properties are held by the tenant.

o The leases for the Summit Portfolio Properties contain pooling terms, meaning that net operating profits with respect to these Properties are combined for the purpose of funding rental payments and the FF&E Reserve. In addition, the leases contain cross-default terms, meaning that if the tenant of any of the three Properties defaults on its obligations under its lease, the Company will have the ability to pursue its remedies under the leases with respect to all three Properties, regardless of whether the tenant of any such Property is in default under its lease.

o        Base management fees payable to Sunrise Senior Living Services, Inc.
         for the operation of the three Properties are 7% of gross revenues throughout the term of the leases. Rent payments due under the leases are subordinate to the payment of base management fees.

         The approximate federal income tax basis of the depreciable portion of the three Summitt Portfolio Properties is as follows:

                   Colorado Springs Property                $15,560,701
                   Denver Property                           16,873,515
                   Lakewood Property                         17,761,594

         On March 27, 2003, in connection with the purchase of the Summit Portfolio Properties, the Company obtained Permanent Financing comprised of three loans in the aggregate amount of $26 million. The loans bear interest at a variable rate based on 30-day LIBOR plus 325 basis points with a minimum interest rate of 5% per annum. The loans require monthly principal and interest payments through March 31, 2005, with the unpaid principal balance and all accrued interest due at that time. The loans have certain financial covenants typically found in commercial loans. The financial covenants are based on the combined operations of the Summit Portfolio Properties. In connection with the loans, the Company incurred loan fees and closing costs of approximately $352,000 as of April 1, 2003. The loans are cross-collateralized and cross-defaulted.

         The Colorado Springs Property, which opened in October 1999, is the Brighton Gardens of Colorado Springs located in Colorado Springs, Colorado. The Colorado Springs Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located three miles west of downtown Colorado Springs, Colorado. Other senior living facilities located in proximity to the Colorado Springs Property include NBA Village at Skyline, Life Care Campus of Colorado Springs, Sunrise Assisted Living -- University Park, Sterling House of Broadmoor, Wynwood of Colorado Springs, Union Printer Home, Namaste Alzheimer's Center and Clare Bridge of Colorado Springs.

         The Denver Property, which opened in September 1996, is the Brighton Gardens of Denver located in Denver, Colorado. The Denver Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located eight miles southeast of downtown Denver, Colorado. Other senior living facilities located in proximity to the Denver Property include Caley Ridge, EPOCH Assisted Living of Denver, Heritage Club of Denver, Sunrise at Cherry Creek, Sunrise Assisted Living at Orchard and Wellspring.

         The Lakewood Property, which opened in October 1999, is the Brighton Gardens of Lakewood located in Denver, Colorado. The Lakewood Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located ten miles west of downtown Denver, Colorado. Other senior living facilities located in proximity to the Lakewood Property include the Inn at Lakewood, Heritage Club of Lakewood and Sunrise at Pinehurst.

         The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past five years the facilities have been operational are as follows:

                                                                                         Revenue          Revenue
                                                                         Average       per Occupied         per
                                                                        Occupancy          Unit          Available
          Property                  Location              Year            Rate                              Unit
 ---------------------------  ----------------------  -------------    ------------    -------------    -------------

 Colorado Springs Property    Colorado Springs, CO           *1999          20.7%          $ 115.27           $23.87
                                                            **2000          64.9%            108.68            70.53
                                                           ***2001          77.7%            113.60            88.27
                                                          ****2002          86.3%            117.93           101.73
                                                         *****2003          90.6%            128.92           116.85

 Denver Property              Denver, CO                      1999          93.4%            $98.54           $92.05
                                                            **2000          89.8%            109.78            98.62
                                                           ***2001          88.2%            123.57           109.04
                                                          ****2002          97.6%            125.62           122.58
                                                         *****2003          98.1%            131.26           128.80

 Lakewood Property            Lakewood, CO                   *1999          38.8%           $134.21          $ 52.09
                                                            **2000          71.0%            107.93            76.59
                                                           ***2001          80.5%            127.03           102.23
                                                          ****2002          93.0%            127.92           118.95
                                                         *****2003          97.8%            138.47           135.44


*        Data for Colorado Springs and Lakewood Properties represents the period October 1, 1999 through December 31, 1999.
**       Data for 2000 represents the period January 1, 2000 through December 29, 2000.
***      Data for 2001 represents the period December 30, 2000 through December 28, 2001.
****     Data for 2002 represents the period December 29, 2001 through January 3, 2003.
*****    Data for 2003 represents the period January 4, 2003 through February 28, 2003.

         Additional Marriott Portfolio Two Properties. On March 28, 2003, the Company acquired nine Properties from Marriott Senior Living Services, Inc. and its affiliates for an aggregate purchase price of approximately $166 million plus the assumption of approximately $88.5 million in life care bonds payable to certain residents of two of the Properties. The Properties and related purchase prices include Brighton Gardens of Edgewood located in Edgewood, Kentucky (the "Edgewood Property") for $2,654,632; the Brighton Gardens of Greenville located in Greenville, South Carolina (the "Greenville Property") for $4,132,969; the Brighton Gardens of Northridge located in Northridge, California (the "Northridge Property") for $14,735,846; the Brighton Gardens of Rancho Mirage located in Rancho Mirage, California (the "Rancho Mirage Property") for $13,833,657; the Brighton Gardens of Salt Lake City located in Salt Lake City, Utah (the "Salt Lake City Property") for $15,028,664; the Brighton Gardens of Yorba Linda located in Yorba Linda, California (the "Yorba Linda Property") for $13,483,926; the MapleRidge of Palm Springs located in Palm Springs, California (the "Palm Springs Property") for $2,653,469; the Fairfax located in Fort Belvoir, Virginia (the "Fort Belvoir Property") for $39,421,527 plus the assumption of $37,551,865 in life care bonds payable; and the Quadrangle located in Haverford, Pennsylvania (the "Haverford Property") for $60,118,719 plus the assumption of $50,958,830 in life care bonds payable. The Edgewood, Greenville, Northridge, Rancho Mirage, Salt Lake City, Yorba Linda, Palm Springs, Fort Belvoir and Haverford Properties are hereinafter referred to as the "Additional Marriott Portfolio Two Properties." The nine Properties are operated and managed by Sunrise Senior Living Services, Inc.

         The Company as lessor, has entered into long-term, triple-net lease agreements with Eight Pack Management Corp., Eleven Pack Management Corp. and Marriott Continuing Care, LLC relating to these nine Properties. Eight Pack Management Corp. and Eleven Pack Management Corp. are described in further detail in the section of the Prospectus entitled "Business-- Property Acquisitions-- Brighton Gardens by Marriott located in Orland Park, Illinois." The general terms of the lease agreements are described in the section of the Prospectus entitled "Business-- Description of Property Leases." The principal features of the lease agreements with Eight Pack Management Corp. relating to the Salt Lake City and Yorba Linda Properties are as follows:

o The initial term of each lease expires on March 28, 2018.

o Minimum annual rent as set forth in the leases is as follows:

                                                      Minimum
                     Property                       Annual Rent
            ----------------------------    ----------------------------

         Salt Lake City Property                  $1,555,842
         Yorba Linda Property                      1,395,923

o Minimum annual rent will increase by 3% beginning in the second lease year, and each lease year thereafter.

o At the end of the initial lease terms the tenant will have two consecutive renewal options of ten years each.

o In addition to minimum annual rent, the leases require additional rent which will be payable based on various predetermined criteria derived from achieving specific percentage occupancy levels and/or revenues from the prior lease years.

o On behalf of the tenant of these two Properties, the Operator has established FF&E Reserve funds which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the two Properties. Deposits to the FF&E Reserve are made every four weeks, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of each Property.

         Deposits to the FF&E Reserve for the Salt Lake City and Yorba Linda Properties are 2% of gross revenues for the first and second lease years; 3% of gross revenues for the third through fourteenth lease years; and 3.5% of gross revenues each lease year thereafter. Funds in the FF&E Reserve relating to these two Properties are held by the Company.

o The leases for the Salt Lake City and Yorba Linda Properties as well as the Hoffman Estates, Tulsa, Hemet, Plymouth, Willoughby and Little Rock Properties previously acquired by the Company and described in the section of the Prospectus entitled "Business-- Property Acquisitions-- Marriott Portfolio Two Properties" contain pooling terms, meaning that net operating profits with respect to these eight Properties are combined for the purpose of funding rental payments and the FF&E Reserve. In addition, the leases contain cross-default terms, meaning that if the tenant of any of the eight Properties defaults on its obligations under any of these leases, the Company will have the ability to pursue its remedies under the leases with respect to these eight Properties, regardless of whether the tenant of any such Property is in default under its lease.

o        Base management fees payable to Sunrise Senior Living Services, Inc.
         for the operation of the two Properties are 6% of gross revenues throughout the term of the leases. Rent payments due under the leases are subordinate to the payment of base management fees. Notwithstanding the foregoing, in the event net operating profits are available, after payment of minimum annual rent and a tenant administrative fee, Sunrise Senior Living Services, Inc. is also entitled to receive incentive management fees up to 2% of gross revenues. In addition, Sunrise Senior Living Services, Inc. is entitled to 50% of operating profits remaining after payment of (i) minimum annual rent, (ii) a tenant administration fee, (iii) the 2% incentive management fee described above and (iv) additional rent due under the leases.

         The principal features of the lease agreements with Eleven Pack Management Corp. relating to the Edgewood, Greenville, Northridge, Rancho Mirage and Palm Springs Properties are as follows:

o        The initial term of each lease expires on March 28, 2018.

o        Minimum annual rent as set forth in the leases is as follows:

                                                      Minimum
                     Property                       Annual Rent
            ----------------------------    ----------------------------

         Edgewood Property                       $   234,022
         Greenville Property                         364,347
         Northridge Property                       1,299,057
         Rancho Mirage Property                    1,219,523
         Palm Springs Property                       233,920

o Minimum annual rent will increase by 3% beginning in the second lease year, and each lease year thereafter.

o At the end of the initial lease terms the tenant will have two consecutive renewal options of ten years each.

o In addition to minimum annual rent, the leases require additional rent which will be payable based on various predetermined criteria derived from achieving specific percentage occupancy levels and/or revenues from the prior lease years.

o On behalf of the tenant of these five Properties, the Operator has established an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the five Properties. Deposits to the FF&E Reserve are made every four weeks, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of each Property. Deposits to the FF&E Reserve for the Edgewood, Greenville and Rancho Mirage Properties are 2% of gross revenues for the first and second lease years; 3% of gross revenues for the third through fourteenth lease years; and 3.5% of gross revenues each lease year thereafter. Deposits to the FF&E Reserve for the Northridge Property are 2% of gross revenues for the first through third lease years; and 3% of gross revenues each lease year thereafter. Deposits to the FF&E Reserve for the Palm Springs Property are 2% of gross revenues for the first lease year; 3% of gross revenues for the second through thirteenth lease years; and 3.5% of gross revenues each lease year thereafter. Funds in the FF&E Reserve relating to these five Properties are held by the Company.

o The leases for the Edgewood, Greenville, Northridge, Rancho Mirage and Palm Springs Properties as well as the Bellevue, Oklahoma City, Santa Rosa, Atlanta, Lynnwood and Snohomish Properties described in the section of the Prospectus entitled "Business -- Property Acquisitions -- Marriott Portfolio Two Properties" contain pooling terms, meaning that net operating profits with respect to these 11 Properties are combined for the purpose of funding rental payments and the FF&E Reserve. In addition, the leases contain cross-default terms, meaning that if the tenant of any of the 11 Properties defaults on its obligations under any of these leases, the Company will have the ability to pursue its remedies under the leases with respect to these 11 Properties, regardless of whether the tenant of any such Property is in default under its lease.

o        Base  management fees payable to Sunrise Senior Living  Services,  Inc.
         for the operation of the five Properties are 6% of gross revenues throughout the term of the leases. Rent payments due under the leases are subordinate to the payment of base management fees. Notwithstanding the foregoing, in the event net operating profits are available, after payment of minimum annual rent and a tenant administrative fee, Sunrise Senior Living Services, Inc. is also entitled to receive incentive management fees up to 2% of gross revenues. In addition, Sunrise Senior Living Services, Inc. is entitled to 50% of operating profits remaining after payment of (i) minimum annual rent, (ii) a tenant administration fee, (iii) the 2% incentive management fee described above and (iv) additional rent due under the leases.

         The principal features of the lease agreements with Marriott Continuing Care, LLC, a subsidiary of Sunrise Assisted Living, Inc., relating to the Fort Belvoir and Haverford Properties are as follows:

o        The initial term of each lease expires on March 28, 2018.

o        Minimum annual rent as set forth in the leases is as follows:

                                                      Minimum
                     Property                       Annual Rent
            ----------------------------    ----------------------------

         Fort Belvoir Property                  $  4,099,134
         Haverford Property                        6,234,763

o Minimum annual rent will increase by 3% beginning in the second lease year, and each lease year thereafter.

o At the end of the initial lease terms the tenant will have two consecutive renewal options. The first renewal term is for ten years and the second renewal term is for five years.

o In addition to minimum annual rent, the leases require additional rent which will be payable based on various predetermined criteria derived from achieving specific percentage occupancy levels and/or revenues from the prior lease years.

o On behalf of the tenant of these two Properties, the Operator has established an FF&E Reserve which will be used for the replacement and renewal of furniture, fixtures and equipment relating to the two Properties. Deposits to the FF&E Reserve are made every four weeks, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of each Property. Deposits to the FF&E Reserve for the Fort Belvoir and Haverford Properties are 5% of gross revenues each lease year throughout the lease term. Funds in the FF&E Reserve relating to these two Properties are held by the Company.

         The approximate federal income tax basis of the depreciable portion of the nine Additional Marriott Portfolio Two Properties is as follows:

        Edgewood                        $ 2,291,087
        Greenville                        3,566,970
        Northridge                       12,717,811
        Rancho Mirage                    11,939,174
        Palm Springs                      2,290,084
        Salt Lake City                   14,380,042
        Yorba Linda                      12,901,972
        Fort Belvoir                     71,786,120
        Haverford                       103,591,984

         In connection with the acquisition of the Additional Marriott Portfolio Two Properties, the Company borrowed approximately $71 million on its $85 million revolving line of credit. For information regarding the line of credit see the section of the Prospectus entitled "Business -- Borrowing."

         In addition, in connection with the purchase of the Fort Belvoir and Haverford Properties, the Company assumed approximately $88.5 million in non-interest bearing bonds payable to certain residents of the Fort Belvoir and Haverford facilities. The Company will issue new bonds to future residents of these facilities, and the proceeds will be used to retire the existing bonds.

         The Edgewood Property, which opened in April 2000, is the Brighton Gardens of Edgewood located in Edgewood, Kentucky. The Edgewood Property includes 93 assisted living units and 26 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a main dining room, recreation room, a chapel, a hair salon, lounge areas and resident laundry rooms. The Property is located 14 miles southwest of downtown Cincinnati, Ohio and is within five miles of a hospital and retail and dining areas. Other senior living facilities located in proximity to the Edgewood Property include Atria Summit Hills, Colonial Gardens, St. Charles, Carmel Manor, Atria and Madonna Manor.

         The Greenville Property, which opened in January 2000, is the Brighton Gardens of Greenville located in Greenville, South Carolina. The Greenville Property includes 94 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include a main dining room, a recreation room, a hair salon, lounge areas and resident laundry rooms. The Property is located five miles west of downtown Greenville and is within three miles of retail and dining areas.

         The Northridge Property, which opened in January 2002, is the Brighton Gardens of Northridge located in Northridge, California. The Northridge Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include a main dining room, a recreation room, a hair salon, lounge areas and resident laundry rooms. The Property is located 26 miles northwest of downtown Los Angeles and is within four miles of a hospital, and retail and dining areas. Other senior living facilities located in proximity to the Northridge Property include a Sunrise Assisted Living, Aegis of Granada Hills, Summerville at Chatsworth, Graceville by Le Foyer and Country Villa.

         The Rancho Mirage Property, which opened in June 2000, is the Brighton Gardens of Rancho Mirage located in Rancho Mirage, California. The Rancho Mirage Property includes 90 assisted living units, 26 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include dining rooms, recreation rooms, activity rooms, a salon, lounge areas, a swimming pool and jacuzzi, and laundry rooms. The Property is located 120 miles east of downtown Los Angeles and is near retail and dining areas, and across the street from a medical center. Other senior living facilities located in proximity to the Rancho Mirage Property include a MapleRidge, Mirage Inn, Hacienda DeMonterey, Villa at Palm Desert, Wellington Place and Inner Image.

         The Palm Springs Property, which opened in December 1999, is the MapleRidge of Palm Springs located in Palm Springs, California. The Palm Springs Property includes 56 assisted living units and 28 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include a common living room and dining rooms. The Property is located 110 miles east of downtown Los Angeles in a residential area less than a mile from retail and dining areas, and within three miles of a medical center. In addition to the Company's Rancho Mirage Property, other senior living facilities located in proximity to the Palm Springs Property include Windsor Court, The Hallmark, Villa at Palm Desert, Wellington Place, Inner Image and AMDAL Residential Care.

         The Salt Lake City Property, which opened in April 2000, is the Brighton Gardens of Salt Lake City located in Salt Lake City, Utah. The Salt Lake City Property includes 98 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include a main dining room, a recreation room, a hair salon, lounge areas and resident laundry rooms. The Property is located in the downtown district of Salt Lake City and is less than one mile from a medical center, and retail and dining areas. Other senior living facilities located in proximity to the Salt Lake City Property include Parklane, St. Joseph's Villa, The Wentworth at East Millcreek, Silverado and Cordia Senior Residence.

         The Yorba Linda Property, which opened in July 2000, is the Brighton Gardens of Yorba Linda located in Yorba Linda, California. The Yorba Linda Property includes 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 28 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include dining rooms, recreation rooms, activity rooms, a salon, lounge areas, a swimming pool and jacuzzi, and laundry rooms. The Property is located 36 miles east of downtown Los Angeles and is near retail and dining areas, and within two miles from a medical center. Other senior living facilities located in proximity to the Yorba Linda Property include Park Vista at Morningside, Avalon at Bradford Square, Nohl Ranch Inn, Canyon Hills Club, Prestige Assisted Living and Fullerton Gardens.

         The Fort Belvoir Property, which opened in July 1989, is the Fairfax by Marriott, a continuing care retirement community, located in Fort Belvoir, Virginia. The Fort Belvoir Property includes 382 independent living units and cottages, 45 assisted living units and 40 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity rooms, an indoor swimming pool and spa, a tennis court, and barber and beauty shops. The Property is located 19 miles southwest of Washington, D.C. and is within two miles of retail and dining areas, and within five miles of a hospital. Other senior living facilities located in proximity to the Fort Belvoir Property include Falcon's Landing, Vinson Hall and Knollwood.

         The Haverford Property, which opened in May 1989, is the Quadrangle by Marriott, a continuing care retirement community, located in Haverford, Pennsylvania. The Haverford Property includes 349 independent living units, 90 assisted living units, 25 units for residents with Alzheimer's and related memory disorders and 72 skilled nursing units. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders, as well as medical monitoring. Amenities include common dining and living areas, activity rooms, a swimming pool, hot tub and spa, and barber and beauty shops. The Property is located ten miles west of Philadelphia and is within five miles of retail and dining areas, and within three miles of three hospitals. Other senior living facilities located in proximity to the Haverford Property include Beaumont at Bryn Mawr, Waverly Heights and Dunwoody Village.

         The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past five years the facilities have been operational are as follows:

                                                                                              Revenue         Revenue
                                                                            Average        per Occupied         per
                                                                           Occupancy           Unit          Available
          Property                     Location              Year             Rate                              Unit
 ----------------------------    ----------------------  --------------   -------------    --------------   -------------

 Edgewood Property               Edgewood, KY                   **2000         21.1%            $ 109.25         $ 23.07
                                                               ***2001         37.5%              106.55           39.92
                                                              ****2002         34.2%              105.41           36.01
                                                             *****2003        40.8%               100.94           41.18

 Greenville Property             Greenville, SC                 **2000         35.1%              $99.46         $ 34.94
                                                               ***2001         60.2%              103.62           62.41
                                                              ****2002         68.8%              109.46           75.25
                                                             *****2003         71.3%              119.70           85.38





                                                                                              Revenue         Revenue
                                                                            Average        per Occupied         per
                                                                           Occupancy           Unit          Available
          Property                     Location              Year             Rate                              Unit
 ----------------------------    ----------------------  --------------   -------------    --------------   -------------

 Northridge Property             Northridge, CA               ****2002         53.3%            $ 141.23          $75.27
                                                             *****2003         80.7%              165.76          133.70

 Rancho Mirage Property          Rancho Mirage, CA              **2000         25.5%            $ 149.90          $38.23
                                                               ***2001         45.4%              134.52           61.09
                                                              ****2002         67.5%              149.27          100.77
                                                             *****2003         69.4%              167.23          116.61

 Palm Springs Property           Palm Springs, CA               **2000         22.8%            $ 108.09          $24.68
                                                               ***2001         41.3%              105.80           43.72
                                                              ****2002         67.9%               99.56           67.63
                                                             *****2003         73.3%               96.10           70.46

 Salt Lake City Property         Salt Lake City, UT             **2000         53.7%            $ 104.65          $56.24
                                                               ***2001         75.2%              110.60           83.13
                                                              ****2002         84.3%              114.19           96.20
                                                             *****2003         87.2%              131.27          114.51

 Yorba Linda Property            Yorba Linda, CA                **2000         29.7%            $ 122.99          $36.51
                                                               ***2001         58.6%              126.37           74.07
                                                              ****2002         71.5%              142.45          101.86
                                                             *****2003         69.5%              162.73          113.02

 Fort Belvoir Property           Fort Belvoir, VA                *1999         97.2%            $ 101.71          $98.88
                                                                **2000         95.9%              105.25          100.89
                                                               ***2001         97.1%              108.17          105.07
                                                              ****2002         98.7%              112.75          111.32
                                                             *****2003         96.7%              116.28          112.47

 Haverford Property              Haverford, PA                   *1999         95.9%            $ 118.03        $ 113.15
                                                                **2000         98.0%              124.83          122.35
                                                               ***2001         98.0%              134.04          131.36
                                                              ****2002         99.7%              142.81          142.38
                                                             *****2003         97.0%              151.89          147.27


*        Data for 1999 represents the period November 1, 1999 through December 30, 1999.
**       Data for 2000 represents the period December 31, 1999 through December 29, 2000.
***      Data for 2001 represents the period December 30, 2000 through December 28, 2001.
****     Data for 2002 represents the period December 29, 2001 through January 3, 2003.
*****    Data for 2003 represents the period January 4, 2003 through February 28, 2003.

         Prime Care Portfolio Two Properties. On March 31, 2003, the Company acquired two Properties from Prime Care Eight, LLC for an aggregate purchase price of approximately $22.6 million. The Properties and related purchase prices include Sunrise of Annapolis located in Annapolis, Maryland (the "Annapolis Property") for $13,294,253, and the Sunrise of Pikesville located in Pikesville, Maryland (the "Pikesville Property") for $9,340,855. The Annapolis and Pikesville Properties are hereinafter referred to as the "Prime Care Portfolio Two Properties." These two Properties are operated and managed by Sunrise Senior Living Services, Inc.

         The Company, as lessor, has entered into a long-term, triple-net lease agreement with Prime Care Eight, LLC relating to these two Properties. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease agreement are as follows:

o        The term of the lease expires on March 31, 2038.

o        Minimum annual rent as set forth in the lease is as follows:

                                                  Minimum
                    Property                    Annual Rent
         --------------------------------     -----------------
         Annapolis Property                                $1,465,099
         Pikesville Property                                1,029,413

o Minimum annual rent will increase by 2.5% beginning January 1, 2004 and each lease year thereafter until the end of the 28th lease year.

o In addition to minimum rent, the lease requires additional rent which will be payable based on various predetermined dollar amounts derived from achieving specific percentage occupancy levels beginning January 1, 2004.

o Audited financial statements that present the historical operating results of these Properties are included in the Financial Information commencing on page F-1 of the Prospectus, as Prime Care Eight, LLC, for the years ended December 31, 2001, 2000 and 1999. Based on the Company's due diligence and underwriting procedures, management anticipates that the net operating income generated from the Properties together with an aggregate $500,000 tenant guarantee to fund any operating shortfalls related to the two Properties will be sufficient to fund amounts due under the terms and conditions of the direct financing lease.

o On behalf of the tenant of these two Properties, the Operator has established FF&E Reserve funds which will be used for the replacement and renewal of the furniture, fixtures and equipment relating to the Prime Care Portfolio Two Properties. Monthly deposits to the FF&E Reserve are as follows: 1.5% of gross revenues for the years 2003 and 2004; 2% of gross revenues for the years 2005 through 2008; and 2.5% of gross revenues every year thereafter. Funds in the FF&E Reserve relating to these two Properties are held by the tenant.

o The lease for the two Properties contains pooling terms, meaning that net operating profits with respect to both Properties are combined for the purpose of funding rental payments and the FF&E Reserve. In addition, the lease contains cross-default terms, meaning that if the tenant defaults on its obligations under the lease for either Property, the Company will have the ability to pursue its remedies under the lease with respect to both Properties, regardless of whether the tenant is in default under the lease, with respect to the other Property.

o The lease contains provisions that allow the lessee to elect to purchase the Properties at the end of the term for a predetermined amount. The lease also permits the Company to require the lessee to purchase the Properties at the end of the lease term for the same predetermined amount. This lease is being treated as a financing lease for both financial reporting and tax accounting purposes.

o        Base  management fees payable to Sunrise Senior Living  Services,  Inc.
         for the operation of the two Properties are 6% of net revenues throughout the term of the lease. One-half of the base management fee is payable as an operating expense of the Property and minimum rent payments due under the lease are subordinate to such base management fee. The remaining 3% base management fee is subordinate to the payment of minimum annual rent, a tenant administrative fee, the funding of the FF&E Reserve and the replenishment of any amounts drawn under the $500,000 tenant guarantee discussed above. Unpaid subordinated base management fees will accrue without interest. Sunrise Senior Living Services, Inc. is also entitled to incentive management fees up to 25% of operating profits remaining after the payment of minimum annual rent, a tenant administrative fee, the replenishment of any amounts drawn under the $500,000 tenant guarantee, the subordinated base management fees and funding of the FF&E Reserve.

                  On March 31, 2003, in connection with the purchase of the Prime Care Portfolio Two Properties, the Company assumed approximately $20.6 million of Permanent Financing which is secured by the Prime Care Portfolio Two Properties. The loan bears interest at a fixed rate of 7.83% per annum and requires monthly principal and interest payments through October 2008 with all unpaid principal and interest due at that time. In connection with the loan the Company incurred assumption fees and other loan costs of approximately $123,600 as of April 1, 2003.

         The Annapolis Property, which opened in November 1995, is the Sunrise of Annapolis located in Annapolis, Maryland. The Annapolis Property includes 50 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas and a beauty/barber shop. The Property is located 26 miles southeast of Baltimore. Other senior living facilities located in proximity to the Annapolis Property include Manresa, Annapolitan, Heartlands and Sunrise of Severna Park.

         The Pikesville Property, which opened in May 1996, is the Sunrise of Pikesville located in Pikesville, Maryland. The Pikesville Property includes 61 assisted living units and 18 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas and a beauty/barber shop. The Property is located 11 miles from downtown Baltimore. Other senior living facilities located in proximity to the Pikesville Property include Springhouse, Arden Courts, Brighton Gardens of Pikesville and Atrium Village.

         The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the periods during the past five years the facilities have been operational are as follows:

                                                                                       Revenue          Revenue
                                                                      Average        per Occupied    per Available
                                                                     Occupancy           Unit            Unit
         Property                 Location             Year            Rate
 --------------------------  --------------------  -------------   --------------    -------------   --------------

 Annapolis Property          Annapolis, MD                 1998         97.6%            $ 136.78         $ 133.03
                                                           1999         95.0%              139.82           133.03
                                                           2000         96.9%              141.90           137.48
                                                           2001         97.0%              144.59           141.08
                                                           2002         97.1%              150.44           145.74
                                                          *2003         95.0%              155.55           147.99

 Pikesville Property         Pikesville, MD                1998         91.4%            $ 134.99         $ 123.17
                                                           1999         90.0%              137.65           123.71
                                                           2000         88.4%              132.75           117.34
                                                           2001         92.0%              131.00           120.22
                                                           2002         88.0%              136.07           119.13
                                                          *2003         87.0%              138.90           119.56

*        Data for 2003 represents the period January 1, 2003 through February 28, 2003.

         Brighton Gardens located in Saddle River, New Jersey. On March 31, 2003, the Company acquired the Brighton Gardens assisted living Property located in Saddle River, New Jersey (the "Saddle River Property") for $12,750,000 from Circle Housing Limited Partnership. The Property is operated and managed by Sunrise Senior


Living Services, Inc. The Company, as lessor, has entered into a long-term lease agreement with One Pack Management Corp. relating to this Property. The general terms of the lease agreement are described in the section of the Prospectus entitled "Business -- Description of Property Leases." The principal features of the lease agreement are as follows:

o        The initial term of the lease expires on March 31, 2018.

o At the end of the initial lease term, the tenant will have two consecutive renewal options of ten years each.

o The lease requires minimum annual rent of $1,321,352 for the first lease year with increases of 3% each lease year thereafter.

o In addition to minimum annual rent, the lease requires additional rent which will be payable based on various predetermined criteria derived from achieving specific percentage occupancy levels and/or revenues from the prior lease years.

o On behalf of the tenant of the Saddle River Property, the Operator has established an FF&E Reserve fund which will be used for the replacement and renewal of the furniture, fixtures and equipment relating to the Property. Deposits to the FF&E Reserve are made every four weeks, and the amount of the deposits are based on a percentage of gross revenues, as determined by factors such as the age of the Property. Deposits to the FF&E Reserve for the Saddle River Property are 2% of gross revenues for the first and second lease years; 3% of gross revenues for the third through twelfth lease years; and 3.5% of gross revenues every lease year thereafter. Funds in the FF&E Reserve relating to this Property are held by the Company.

o        Base management fees payable to Sunrise Senior Living Services, Inc.
         for the operation of the Saddle River Property are 6% of gross revenues throughout the term of the lease. Rent payments due under the lease are subordinate to the payment of base management fees. Notwithstanding the foregoing, to the extent net operating profits are available after payment of minimum rent and a tenant administrative fee, Sunrise Senior Living Services, Inc. is also entitled to receive incentive management fees up to 2% of gross revenues. In addition, Sunrise Senior Living Services, Inc. is entitled to 50% of operating profits remaining after payment of (i) minimum annual rent, (ii) a tenant administration fee,
         (iii) the 2% incentive management fee described above and (iv) additional rent due under the lease.

         The approximate federal income tax basis of the depreciable portion of the Saddle River Property is $12,217,172.

         The Saddle River Property, which opened in September 1998, includes 90 assisted living units and 22 units for residents with Alzheimer's and related memory disorders. The Operator provides assistance to residents with daily living activities such as bathing, dressing and medication reminders. Amenities include common dining and living areas, activity areas, a library and a hair salon. The Property is located 26 miles north of downtown Newark. Other senior living facilities located in proximity to the Saddle River Property include Brighton Gardens of Paramus, Van Dyk Park Place, Longview Assisted Living, Allendale Community for Mature Living and Sunrise of Woodcliff Lake. The average occupancy rate, the revenue per occupied unit (per diem) and the revenue per available unit (per diem) for the most recent five year period the facility has been operational are as follows:

                                                                                       Revenue          Revenue
                                                                      Average        per Occupied    per Available
                                                                     Occupancy           Unit            Unit
         Property                 Location             Year            Rate
 --------------------------  --------------------  -------------   --------------    -------------   --------------

 Saddle River Property       Saddle River, NJ             *1999         62.6%             $122.60           $76.79
                                                         **2000         72.2%              129.89            93.82
                                                        ***2001         66.2%              141.32            93.30
                                                       ****2002         62.8%              141.83            89.04
                                                      *****2003         67.2%              144.47            97.05

*        Data for 1999 represents the period January 1, 1999 through December 30, 1999.
**       Data for 2000 represents the period December 31, 1999 through December 29, 2000.
***      Data for 2001 represents the period December 30, 2000 through December 28, 2001.
****     Data for 2002 represents the period December 29, 2001 through January 3, 2003.
*****    Data for 2003 represents the period January 4, 2003 through February 28, 2003.

         One Pack Management Corp. is an affiliate of Eight Pack Management Corp., the tenant of the Orland Park Property and six of the Marriott Portfolio Two Properties, HRA Management Corporation, the tenant of the Marriott Portfolio One Properties, and Eleven Pack Management Corp., the tenant of the remaining six Marriott Portfolio Two Properties. Each of these entities is a thinly
capitalized,   newly  formed  corporation   affiliated  with  the  Advisor.  The
principals of such corporations are Timothy S. Smick and Daniel Simmons. Mr. Smick served as a director of the Company until February 13, 2002 and Mr. Simmons was an officer of the Company until early 2000.

RETIREMENT COMMUNITY BRANDS

         Sunrise Brand. Sunrise Assisted Living, Inc. is one of the nation's oldest and largest providers of assisted living services. Independent living services and skilled nursing services are also offered at some communities. The prototypical Sunrise facilities resemble a Victorian mansion and generally have between 70 and 90 beds of assisted living and specialized care for people with memory disorders. According to Sunrise Assisted Living, Inc.'s 2002 Annual Report, as of December 31, 2002, Sunrise Assisted Living, Inc. operated 209 residences in the United States, Canada and the United Kingdom, with a combined resident capacity of more than 16,000. In addition, more than 24 properties with a resident capacity of 2,055 were under construction. In 2001 and 2002, the American Seniors Housing Association ranked Sunrise Assisted Living, Inc. as the sixth largest seniors' housing operator in the country.

         In a press release dated March 31, 2003, Sunrise Assisted Living, Inc. announced it had acquired all of the outstanding stock of Marriott Senior Living Services, Inc. Upon the closing of this transaction, Sunrise Assisted Living, Inc., or its subsidiaries, assumed management of an additional 126 properties with a resident capacity of more than 23,000, including 41 properties owned by the Company. Additional information regarding Sunrise Assisted Living, Inc. can be found at http://www.sec.gov.


                          INDEX TO FINANCIAL STATEMENTS

                         CNL RETIREMENT PROPERTIES, INC.


                                                                                                            Page
Unaudited Pro Forma Consolidated Financial Information:

     Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2002                                  17

     Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002             18

     Notes to Unaudited Pro Forma Consolidated Financial Statements for the year ended
        December 31, 2002                                                                                    19


                 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION



The following Unaudited Pro Forma Consolidated Balance Sheet of CNL Retirement Properties, Inc. and its subsidiaries (the "Company") gives effect to (i) the receipt of $166,421,097 in gross offering proceeds from the sale of 16,642,110 additional shares for the period January 1, 2003 through April 1, 2003, the assumption of a $20,635,108 loan under mortgage notes payable, the assumption of $88,510,695 in bonds payable, borrowings of $71,370,000 under a secured revolving line of credit, borrowings of $26,000,000 under a mortgage note payable and the accrual of related offering expenses, acquisition fees and miscellaneous acquisition expenses and (ii) the application of such funds and cash on hand as of December 31, 2002, to purchase 16 Properties, all as reflected in the pro forma adjustments described in the related notes. The Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2002, has been adjusted to give effect to the transactions in (i) and (ii) above as if they had occurred on December 31, 2002.

The Unaudited Pro Forma Consolidated Statement of Earnings for the year ended December 31, 2002, includes the historical operating results of the Properties described in (ii) above, as well as 37 properties purchased by the Company prior to December 31, 2002, from the date of their acquisition plus operating results from (A) the later of (i) the date the Properties became operational by the previous owners or (ii) January 1, 2002, to (B) the earlier of (i) the date the Properties were acquired by (or for the pending acquisitions, became probable of being acquired by) the Company or (ii) the end of the pro forma period presented (the "Pro Forma Period").

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company's financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company's financial results or conditions in the future.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2002

                                                                                     Pro Forma
                          ASSETS                               Historical           Adjustments               Pro Forma
                                                             ----------------     ----------------          ---------------

Investment Properties:
     Accounted for using the operating method, net                $272,483,664         $336,324,104   (b)       $625,946,939
                                                                                         17,139,171   (b)
     Accounted for using the direct financing method (c)           115,783,256           22,635,108   (b)        141,504,972
                                                                                          3,086,608   (b)
Cash and cash equivalents                                           40,799,871          166,421,097   (a)         53,544,283
                                                                                       (153,676,685)  (b)
Restricted cash                                                      1,684,684                   --                1,684,684
Notes and other receivables                                          3,192,203                   --                3,192,203
Investment in unconsolidated subsidiary                                154,148                   --                  154,148
Loan costs, net                                                      1,220,108            1,233,276   (b)          2,453,384
Accrued rental income                                                1,472,458                   --                1,472,458
Other assets                                                         4,975,061            7,488,949   (a)            919,598
                                                                                          8,681,367   (b)
                                                                                        (20,225,779)  (b)
                                                             ----------------     ----------------          ---------------
                                                                  $441,765,453        $389,107,216             $830,872,669
                                                             ================     ================          ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Line of credit                                                    $    --          $71,370,000   (b)        $71,370,000
     Mortgages payable                                              45,326,677           46,635,108   (b)         91,961,785
     Lifecare bonds payable                                                 --           88,510,695   (b)         88,510,695
     Due to related parties                                            347,786           20,802,636   (a)         29,831,789
                                                                                          8,681,367   (b)
     Accounts payable and accrued expenses                           1,337,296                   --                1,337,296
     Security deposits                                               4,866,973                   --                4,866,973
     Rents paid in advance                                              91,432                   --                   91,432
                                                             ----------------     ----------------          ---------------
           Total liabilities                                        51,970,164          235,999,806              287,969,970
                                                             ----------------     ----------------          ---------------

Minority interest                                                          265                   --                      265
                                                             ----------------     ----------------          ---------------

Stockholders' equity:
     Preferred stock, without par value.
        Authorized and unissued 3,000,000 shares                            --                   --                       --
     Excess shares, $0.01 par value per share.
        Authorized and unissued 103,000,000 shares                          --                   --                       --
     Common stock, $0.01 par value per share.
        Authorized 100,000,000 shares; issued 44,254,603 and outstanding
        44,210,566 shares; issued 60,896,713 and outstanding 60,852,676
        shares, as adjusted                                            442,106              166,421   (a)            608,527
     Capital in excess of par value                                393,307,990          166,254,676   (a)        546,248,979
                                                                                        (13,313,687)  (a)
     Accumulated distributions in excess of net earnings            (3,955,072)                  --               (3,955,072)
                                                             ----------------     ----------------          ---------------
           Total stockholders' equity                              389,795,024          153,107,410              542,902,434
                                                             ----------------     ----------------          ---------------
                                                                  $441,765,453         $389,107,216             $830,872,669
                                                             ================     ================          ===============







See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 2002

                                                                                Pro Forma
                                                        Historical             Adjustments               Pro Forma
                                                       -------------          ---------------           -------------

Revenues:
     Rental income from operating leases                $13,257,739              $53,168,691             $66,426,430
                                                                                             (1)
     Earned income from direct financing leases (2)       3,519,872               13,496,975              17,016,847
                                                                                             (1)
     Contingent rent                                          7,758                       --                   7,758
     FF&E reserve income                                    153,454                1,320,507               1,473,961
                                                                                             (3)
     Interest and other income                            1,913,205               (1,721,591 )               191,614
                                                                                             (4)
                                                       -------------          ---------------           -------------
                                                         18,852,028               66,264,582              85,116,610
                                                       -------------          ---------------           -------------
Expenses:
     Interest                                             1,408,611                6,645,513               8,054,124
                                                                                             (5)
     General operating and administrative                 1,388,706                       --               1,388,706
     Property expenses                                       23,212                       --                  23,212
     Asset management fees to related party                 770,756                2,977,710               3,748,466
                                                                                             (6)
     Depreciation and amortization                        3,461,279               13,336,590              16,797,869
                                                                                             (7)
                                                       -------------          ---------------           -------------
                                                          7,052,564               22,959,813              30,012,377
                                                       -------------          ---------------           -------------

Earnings Before Equity in Earnings of
     Unconsolidated Subsidiary and Minority Interest
     in Earnings of Consolidated Joint Ventures          11,799,464               43,304,769              55,104,233

Equity in Earnings of Unconsolidated Subsidiary               5,404                       --                   5,404

Minority Interest in Earnings of Consolidated
     Joint Ventures                                        (433,012 )                433,012  (8)                 --
                                                       -------------         ---------------           -------------


Net earnings                                            $11,371,856              $43,737,781             $55,109,637
                                                       =============          ===============           =============

Net Earnings Per Share of Common
     Stock (Basic and Diluted) (9)                         $   0.52                                          $  1.02
                                                       =============
                                                                                                        =============

Weighted average Number of Shares of Common
     Stock Outstanding (Basic and Diluted) (9)           22,034,955                                       54,174,860
                                                       =============                                    =============




See accompanying notes to unaudited pro forma consolidated financial statements.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Balance Sheet:

(a) Represents gross proceeds of $166,421,097 from the sale of 16,642,110 shares during the period January 1, 2003 through April 1, 2003, and the accrual of $20,802,636 for related acquisition fees of $7,488,949 (4.5% of gross proceeds) which are reflected in other assets, selling commissions of $12,481,582 (7.5% of gross proceeds) and marketing support fees of $832,105 (0.5% of gross proceeds) which have been netted against stockholders' equity.

(b) Represents the use of $153,676,685 of cash and cash equivalents, the assumption of a $20,635,108 loan under a mortgage note payable, borrowings of $71,370,000 under a secured revolving line of credit and borrowings of $26,000,000 under a mortgage note payable and the assumption of $88,510,695 in non-interest bearing bonds payable to purchase 16 properties for $358,959,212 and to pay loan costs of $1,233,276. Also represents the accrual of $2,998,580 of acquisition fees on permanent financing (4.5% of permanent financing) and $5,682,787 in miscellaneous acquisition costs incurred in conjunction with the purchase of the properties, the reclassification of $3,856,372 in miscellaneous acquisition costs and $13,282,799 in acquisition fees to properties on operating leases and the reclassification of
         $1,873,366 in miscellaneous acquisition costs and $1,213,242 in acquisition fees to net investment in direct financing leases.

                                                                                      Acquisition
                                                                                        Fees and
                                                                                     Closing Costs
                                                                                      Allocated to
                                                                 Purchase Price        Investment            Total
                                                                 ----------------    ---------------     ---------------

         Sunrise in Annapolis, MD                                   $ 13,294,253        $ 1,812,854        $ 15,107,107
         Sunrise in Pikesville, MD                                     9,340,855          1,273,754          10,614,609
                                                                 ----------------    ---------------     ---------------
                  Investment in direct financing leases               22,635,108          3,086,608          25,721,716
                                                                 ----------------    ---------------     ---------------

         Fox Run Village in Novi, MI                                  17,000,000            931,200          17,931,200
         Brighton Gardens in Colorado Springs, CO                     16,120,000          1,169,668          17,289,668
         Brighton Gardens in Denver, CO                               17,480,000          1,268,350          18,748,350
         Brighton Gardens in Lakewood, CO                             18,400,000          1,335,105          19,735,105
         Brighton Gardens in Edgewood, KY                              2,654,632            209,227           2,863,859
         Brighton Gardens in Greenville, SC                            4,132,969            325,743           4,458,712
         Brighton Gardens in Northridge, CA                           14,735,846          1,161,418          15,897,264
         Brighton Gardens in Rancho Mirage, CA                        13,833,657          1,090,311          14,923,968
         Brighton Gardens in Salt Lake City, UT                       15,028,664            949,160          15,977,824
         Brighton Gardens in Yorba Linda, CA                          13,483,926            851,599          14,335,525
         Fairfax in Fort Belvoir, VA                                  76,973,392          2,788,964          79,762,356
         MapleRidge in Palm Springs, CA                                2,653,469            209,136           2,862,605
         Quadrangle in Haverford, PA                                 111,077,549          4,024,655         115,102,204
         Brighton Gardens in Saddle River, NJ                         12,750,000            824,635          13,574,635
                                                                 ----------------    ---------------     ---------------

                  Properties subject to operating leases             336,324,104         17,139,171         353,463,275
                                                                 ----------------    ---------------     ---------------

                                                                    $358,959,212        $20,225,779        $379,184,991
                                                                 ================    ===============     ===============


                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Balance Sheets - Continued:

(c) In accordance with generally accepted accounting principles, leases in which the present value of future minimum lease payments equals or exceeds 90 percent of the value of the related properties are treated as direct financing leases rather than as properties on operating leases. The direct financing leases have initial terms of 35 years and contain provisions that allow the lessees to elect to purchase the properties at the end of the lease term for the Company's initial investment amount. The leases also permit the Company to require the lessees to purchase the properties at the end of the lease term for the same amount. The categorization of the leases has no effect on the rental payments due under the leases.

Unaudited Pro Forma Consolidated Statement of Earnings:


(1) Represents adjustment to rental income from the operating leases and earned income from the direct financing leases for the properties acquired by the Company as of April 1, 2003 (collectively, the "Pro Forma Property" or "Pro Forma Properties") for the Pro Forma Period.

         The following presents the actual date the Pro Forma Properties were acquired by the Company as of April 1, 2003, as compared to the date the Pro Forma Properties were treated as becoming operational as a rental property for purposes of the Pro Forma Consolidated Statement of Earnings.

                                                                                       Date the Property
                                                                                             Became
                                                                                        Operational as a
                                                                                        Rental Property
                                                             Date Acquired by the        for Pro Forma           Purchase
                                                                    Company                 Purposes               Price
                                                             ----------------------    -------------------     --------------
     Acquired:
         Properties subject to operating leases:
             Holley Court Terrace in Oak Park, IL            February 11, 2002         January 1, 2002          $18,469,275
             Homewood Residence in Coconut Creek, FL         February 11, 2002         January 1, 2002            9,687,563
             Heritage Club in Greenwood Village, CO          March 22, 2002            January 1, 2002           17,865,375
             Brighton Gardens in Camarillo, CA a             May 16, 2002              January 1, 2002           18,694,698
             Brighton Gardens in Towson, MD a                May 16, 2002              January 1, 2002           14,452,319
             MapleRidge in Clayton, OH a                     May 17, 2002              January 1, 2002            8,110,569
             MapleRidge in Dartmouth, MA a                   May 16, 2002              January 1, 2002            9,488,304
             MapleRidge in Elk Grove, CA a                   May 16, 2002              January 1, 2002            8,054,110
             Brooksby Village in Peabody, MA                 October 10, 2002          January 1, 2002           17,383,784
             Homewood Residence in Nashville, TN             November 1, 2002          January 1, 2002            8,957,850
             Brighton Gardens in Bellevue, WA                December 20, 2002         January 1, 2002           10,201,606
             Brighton Gardens in Hoffman Estates, IL         December 20, 2002         January 1, 2002            7,543,752
             Brighton Gardens in Oklahoma City, OK           December 20, 2002         January 1, 2002            3,646,636
             Brighton Gardens in Santa Rosa, CA              December 20, 2002         January 1, 2002           16,748,552
             Brighton Gardens in Tulsa, OK                   December 20, 2002         January 1, 2002            4,684,167
             Brighton Gardens in Atlanta, GA                 December 20, 2002         January 1, 2002            7,374,428
             Hearthside in Lynnwood, WA                      December 20, 2002         January 1, 2002            6,300,000
             Hearthside in Snohomish, WA                     December 20, 2002         January 1, 2002            8,600,000
             MapleRidge in Hemet, CA                         December 20, 2002         January 1, 2002            4,109,688
             MapleRidge in Plymouth, MA                      December 20, 2002         January 1, 2002            4,580,387
             MapleRidge in Willoughby, OH                    December 20, 2002         January 1, 2002            4,930,498
             Pleasant Hills in Little Rock, AR               December 20, 2002         January 1, 2002           10,638,918
             Fox Run Village in Novi, MI                     February 28, 2003         January 1, 2002           17,000,000
             Brighton Gardens in Colorado Springs, CO c      March 27, 2003            January 1, 2002           16,120,000
             Brighton Gardens in Denver, CO c                March 27, 2003            January 1, 2002           17,480,000

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                              FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

                                                                                       Date the Property
                                                                                             Became
                                                                                        Operational as a
                                                                                        Rental Property
                                                             Date Acquired by the        for Pro Forma          Purchase
                                                                    Company                 Purposes              Price
                                                             ----------------------    -------------------    --------------
     Acquired:
         Properties subject to operating leases:
             Brighton Gardens in Lakewood, CO c              March 27, 2003            January 1, 2002           18,400,000
             Brighton Gardens in Edgewood, KY                March 28, 2003            January 1, 2002            2,654,632
             Brighton Gardens in Greenville, SC              March 28, 2003            January 1, 2002            4,132,969
             Brighton Gardens in Northridge, CA              March 28, 2003            January 1, 2002           14,735,846
             Brighton Gardens in Rancho Mirage, CA           March 28, 2003            January 1, 2002           13,833,657
             Brighton Gardens in Salt Lake City, UT          March 28, 2003            January 1, 2002           15,028,664
             Brighton Gardens in Yorba Linda, CA             March 28, 2003            January 1, 2002           13,483,926
             Fairfax in Fort Belvoir, VA                     March 28, 2003            January 1, 2002           76,973,392
             MapleRidge in Palm Springs, CA                  March 28, 2003            January 1, 2002            2,653,469
             Quadrangle in Haverford, PA                     March 28, 2003            January 1, 2002          111,077,549
             Brighton Gardens of Saddle River, NJ            March 31, 2003            January 1, 2002           12,750,000
     Acquired:
         Investments in direct financing leases:
             Brighton Gardens in Brentwood, TN b             September 30, 2002        January 1, 2002            6,349,794
             Brighton Gardens in Atlanta, GA b               September 30, 2002        January 1, 2002            7,654,546
             Brighton Gardens in Charlotte, NC b             September 30, 2002        January 1, 2002            3,218,389
             Brighton Gardens in Chevy Chase, MD b           September 30, 2002        January 1, 2002           19,310,331
             Brighton Gardens in Middletown, NJ b            September 30, 2002        January 1, 2002           11,481,818
             Brighton Gardens in Mountainside, N J b         September 30, 2002        January 1, 2002           12,438,636
             Brighton Gardens in Naples, FL b                September 30, 2002        January 1, 2002            8,002,479
             Brighton Gardens in Raleigh, NC b               September 30, 2002        January 1, 2002            9,655,165
             Brighton Gardens in Stamford, CT b              September 30, 2002        January 1, 2002           13,569,421
             Brighton Gardens in Venice, FL b                September 30, 2002        January 1, 2002            6,523,760
             Brighton Gardens in Winston-Salem, NC b         September 30, 2002        January 1, 2002            7,045,661
             Sunrise in Annapolis, MD                        March 31, 2003            January 1, 2002           13,294,253
             Sunrise in Pikesville, MD                       March 31, 2003            January 1, 2002            9,340,855

         a Prior to December 20, 2002, the properties in Camarillo, California;
         Towson, Maryland; Clayton, Ohio; Dartmouth, Massachusetts; and Elk
         Grove, California (the "Marriott Portfolio One Properties") were owned through a consolidated joint venture (the "Joint Venture") in which the Company owned a 76.75 percent interest. On December 20, 2002, the
         Company purchased the remaining 23.25 percent minority interest for $8,500,000. See Note (8).

         b  These properties are referred to as the "Prime Care Portfolio Properties."

         c  These properties are referred to as the "Summit Portfolio Properties."

         The adjustment to rental income from operating leases for the year ended December 31, 2002, includes $2,216,648 relating to the Marriott
         Portfolio One Properties. If the operating cash flows of the Marriott
         Portfolio One Properties are not sufficient to fund rental payments due under the lease agreements, amounts are required to be funded by Sunrise Assisted Living, Inc. or its subsidiaries under the terms of a rental payment guarantee arrangement. The pro forma adjustment to rental income from operating leases for the year ended December 31, 2002, includes assumed funding amounts under the guarantee of $1,381,000 based on the actual historical operating cash flows of the Marriott Portfolio One Properties during the Pro Forma Periods.

                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

         Certain leases provide for the payment of percentage rent in addition to base rental income; however, no percentage rent was due under the leases for the Pro Forma Properties during the period the Company was assumed to have held the Pro Forma Properties.

(2) See Note (c) under "Unaudited Pro Forma Consolidated Balance Sheet" above.

(3) Represents reserve funds, which will be used for the replacement and renewal of furniture, fixtures and equipment relating to certain Properties (the "FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with funds from the FF&E Reserve will be paid, granted and assigned to the Company.

(4) Represents adjustment to interest income due to the decrease in the amount of cash available for investment in interest bearing accounts after the purchase of the Pro Forma Properties. The pro forma adjustment is based upon the fact that interest income from interest bearing accounts was earned at a rate of approximately two percent per annum by the Company during the year ended December 31, 2002.

(5) Represents adjustment to interest expense for mortgage loans for the Pro Forma Period based on the following terms:

                                                                                                           Pro Forma
                                                                                                          Adjustment
                                                                                                      for the Year Ended
                                                Mortgage Loan              Interest Rate               December 31, 2002
                                              ---------------    -------------------------------    --------------------
         Holley Court Terrace in Oak Park,      $12,974,397        Floating at 350 basis points             $89,626
         IL, maturing October 2003                                 over the 30-day LIBOR, with a
                                                                   LIBOR floor
                                                                   of 3.50. If
                                                                   30-day LIBOR
                                                                   falls below
                                                                   2.60,
                                                                   interest rate
                                                                   will be
                                                                   30-day LIBOR
                                                                   plus 440
                                                                   basis points.
                                                                   During the
                                                                   Pro Forma
                                                                   Period, the
                                                                   interest rate
                                                                   varied from
                                                                   6.23% to
                                                                   6.28%.

         Marriott                               $23,520,000        Floating at 186 basis points            $381,186
         Portfolio One Properties maturing                         over the rate of commercial
         June 2007                                                 paper graded A1 by Standard &
                                                                   Poors or F1
                                                                   by Fitch
                                                                   IBCA. During
                                                                   the Pro Forma
                                                                   Period, the
                                                                   interest rate
                                                                   varied from
                                                                   2.63% to
                                                                   3.81%.

         Sunrise in each Annapolis and           $20,635,108       7.83%, with principal and              $1,413,291
         Pikesville, MD, maturing October                          interest payable monthly.
         2008







                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

                                                                                                    Pro Forma
                                                                                                    Adjustment
                                                                                                for the Year Ended
                                        Mortgage Loan               Interest Rate               December 31, 2002
                                      ------------------    -------------------------------    ---------------------
         Heritage Club in             $9,100,000            6.50%, with principal and                $386,404
         Greenwood Village, CO,                             interest payable monthly.
         maturing December 2006

         Prime Care Portfolio         $71,370,000           Floating at 250 basis points            $3,067,007
         Properties, maturing                               over the 30-day LIBOR.
         March 2005                                         During the Pro Forma Period,
                                                            the interest rate varied from
                                                            3.88% to 4.38%.

         Summit Portfolio             $26,000,000           Floating at 325 basis points            $1,307,999
         Properties, maturing                               over the 30-day LIBOR with a
         March 2005                                         minimum interest rate of 5%
                                                            and principal and interest
                                                            payable monthly.  During the
                                                            Pro Forma Period, the
                                                            interest rate varied from
                                                            5.0% to 5.13%
                                                                                               ---------------------

                                                                                                    $6,645,513
                                                                                               =====================

         If the interest rates on variable rate loans would have increased by 0.125% during the Pro Forma Period, interest expense would have increased by $184,528 for the year ended December 31, 2002.

(6) Represents increase in asset management fees relating to the Pro Forma Properties for the Pro Forma Period. Asset management fees are equal to 0.60% per year of the Company's Real Estate Asset Value as defined in the Company's prospectus.

(7) Represents increase in depreciation expense of the buildings and the furniture, fixture and equipment ("FF&E") portions of the Pro Forma Properties accounted for as operating leases using the straight-line method of $12,839,221 for the year ended December 31, 2002. The buildings and FF&E are depreciated over useful lives of 40 and seven years, respectively. Also represents amortization of the loan costs of $497,369 for the year ended December 31, 2002, on related mortgage loans, amortized during the Pro Forma Period under the straight-line method (which approximates the effective interest method) over the life of the loan.











                         CNL RETIREMENT PROPERTIES, INC.
                                AND SUBSIDIARIES
                    NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                        FINANCIAL STATEMENTS - CONTINUED
                      FOR THE YEAR ENDED December 31, 2002

Unaudited Pro Forma Consolidated Statement of Earnings - Continued:

         The following presents the amount of land, building and FF&E for each of the Pro Forma Properties accounted for as operating leases:

                                                                 Land             Building             FF&E
                                                            ---------------    ----------------    --------------
         Holley Court Terrace in Oak Park, IL                  $ 2,144,134         $16,918,724          $447,007
         Homewood Residence in Coconut Creek, FL                 1,682,701           7,981,073           559,197
         Heritage Club in Greenwood Village, CO                  1,964,700          17,943,422           942,063
         Brighton Gardens in Camarillo, CA                       2,486,381          16,852,469           541,453
         Brighton Gardens in Towson, MD                            989,914          14,375,847           355,731
         MapleRidge in Clayton, OH                                 813,317           7,656,922           209,314
         MapleRidge in Dartmouth, MA                               920,430           9,028,929           205,663
         MapleRidge in Elk Grove, CA                               811,596           7,571,613           217,689
         Brooksby Village in Peabody, MA                        18,345,033                  --                --
         Homewood Residence in Nashville, TN                       463,957           8,350,191           631,429
         Brighton Gardens in Bellevue, WA                        2,164,828           8,360,448           502,884
         Brighton Gardens in Hoffman Estates, IL                 1,724,422           5,843,963           512,316
         Brighton Gardens in Oklahoma City, OK                     784,454           2,701,571           444,105
         Brighton Gardens in Santa Rosa, CA                      2,161,222          15,025,466           586,516
         Brighton Gardens in Tulsa, OK                           1,538,284           2,987,889           512,425
         Brighton Gardens in Atlanta, GA                         1,772,658           5,652,512           446,313
         Hearthside in Lynnwood, WA                              1,529,738           5,175,159           124,291
         Hearthside in Snohomish, WA                               645,494           8,559,082           109,911
         MapleRidge in Hemet, CA                                 1,175,581           2,891,964           365,263
         MapleRidge in Plymouth, MA                              1,090,254           3,460,628           393,579
         MapleRidge in Willoughby, OH                            1,090,639           3,886,167           345,981
         Pleasant Hills in Little Rock, AR                         523,295          10,457,948           370,052
         Brighton Gardens in Edgewood, KY                          572,772           2,147,894           143,193
         Brighton Gardens in Greenville, SC                        891,742           3,344,034           222,936
         Brighton Gardens in Northridge, CA                      3,179,453          11,922,948           794,863
         Brighton Gardens in Rancho Mirage, CA                   2,984,794          11,192,976           746,198
         Brighton Gardens in Salt Lake City, UT                  1,597,782          13,581,150           798,892
         Brighton Gardens in Yorba Linda, CA                     1,433,553          12,185,196           716,776
         Fairfax in Fort Belvoir, VA                             7,976,236          67,798,003         3,988.117
         MapleRidge in Palm Springs, CA                            572,521           2,146,954           143,130
         Quadrangle in Haverford, PA                            11,510,220          97,836,873         5,755,111
         Fox Run Village in Novi, MI                            17,931,200                  --                --
         Brighton Gardens in Colorado Springs, CO                1,728,967          14,696,218           864,483
         Brighton Gardens in Denver, CO                          1,874,835          15,936,098           937,417
         Brighton Gardens in Lakewood, CO                        1,973,511          16,774,839           986,755
         Brighton Gardens in Saddle River, NJ                    1,357,463          11,538,440           678,732
                                                            ---------------    ----------------    --------------

         Total                                                $102,408,081        $462,783,610       $25,599,785
                                                            ===============    ================    ==============

(8)      Represents  adjustment  to minority  interest  for the  purchase of the
         23.25 percent minority interest in a Joint Venture in which the Company initially owned a 76.75% interest.

(9) Historical earnings per share were calculated based upon the weighted average number of shares of common stock outstanding during the year ended December 31, 2002. As a result of receipt of gross proceeds from the sale of shares during the period January 1, 2003 through April 1, 2003, as described in Note (a) above, which were available to acquire the Pro Forma Properties described in Note (b) above, pro forma earnings per share were calculated based upon the weighted average number of shares of common stock outstanding, as adjusted for the subsequent sale of shares, during the year ended December 31, 2002.

                         CNL RETIREMENT PROPERTIES, INC.
                STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
                         BEFORE DIVIDENDS PAID DEDUCTION
                    OF PROPERTIES ACQUIRED FROM MARCH 1, 2003
                              THROUGH APRIL 1, 2003
                For the Year Ended December 31, 2002 (Unaudited)


         The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each Property acquired by the Company from March 1, 2003 through April 1, 2003. The statement presents unaudited estimated taxable operating results for each Property as if the Property (i) had been acquired the earlier of (a) the actual date acquired by the Company or (b) January 1, 2002 and (ii) and been operational during the period January 1, 2002 through December 31, 2002. The schedule should be read in light of the accompanying footnotes. For information relating to Properties acquired prior to March 1, 2003, see Appendix D to the Prospectus dated March 26, 2003.

         These estimates do not purport to present actual or expected operations of the Company for any period in the future. The estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                                       Brighton Gardens         Brighton Gardens     Brighton Gardens       Brighton Gardens
                                         by Marriott              by Marriott           by Marriott            by Marriott
                                         Edgewood (9)            Greenville (9)       Northridge (9)        Rancho Mirage (9)
                                    -----------------------  --------------------  -------------------  -------------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                            $232,280              $ 361,635          $1,289,387            $1,210,445

Earned Income (1)                                  --                     --                  --                    --

FF&E Reserve Income (2)                        17,293                 37,255                 296                35,801

Asset Management Fees (3)                     (15,928 )              (24,798 )           (88,415  )            (83,002  )

Interest Expense (4) (5)                           --                     --                  --                    --

General and Administrative
    Expenses (6)                              (18,582 )              (28,931 )          (103,151  )            (96,836  )
                                         -------------        ---------------       -------------         -------------

Estimated Cash Available from
    Operations                                215,063                345,161           1,098,117             1,066,408

Depreciation and Amortization
    Expense (7) (8)                          (106,744 )             (166,188 )          (592,535  )           (556,251  )
                                         -------------        ---------------       -------------         -------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                           $108,319              $ 178,973            $505,582             $ 510,157
                                         =============        ===============       =============         =============

See Footnotes
















                                      Brighton Gardens     Brighton Gardens          Fairfax           MapleRidge
                                        by Marriott          by Marriott           by Marriott         by Marriott
                                    Salt Lake City (10)    Yorba Linda (10)     Fort Belvoir (11)   Palm Springs (9)
                                   -------------------   -------------------  -------------------- --------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                       $1,540,438              $1,382,102         $ 4,099,134             $232,179

Earned Income (1)                               --                      --                  --                   --

FF&E Reserve Income (2)                     48,414                  43,136             186,253               13,367

Asset Management Fees (3)                  (90,172 )               (80,904 )          (236,529  )           (15,921  )

Interest Expense (4) (5)                        --                      --                  --                   --

General and Administrative
    Expenses (6)                          (123,235 )              (110,568 )          (327,931  )           (18,574  )
                                      -------------         ---------------       -------------        -------------

Estimated Cash Available from
    Operations                           1,375,445               1,233,766           3,720,927              211,051

Depreciation and Amortization
    Expense (7) (8)                       (657,221 )              (589,668 )        (3,263,005  )          (106,697  )
                                      -------------         ---------------       -------------        -------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                       $ 718,224               $ 644,098           $ 457,922             $104,354
                                        =============         ===============       =============        =============


See Footnotes

















                                         Quadrangle                                                     Brighton Gardens
                                        by Marriott            Sunrise of          Sunrise of             by Marriott
                                       Haverford (11)        Annapolis (12)      Pikesville (12)     Colorado Springs (13)
                                     -------------------  --------------------  -------------------  -------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                         $6,234,763               $   --               $  --           $1,551,550

Earned Income (1)                                 --            1,395,897             980,790                   --

FF&E Reserve Income (2)                      259,164                   --                  --                   --

Asset Management Fees (3)                   (360,712 )            (79,766  )          (56,045  )           (96,720 )

Interest Expense (4) (5)                          --             (828,654  )         (582,232  )          (405,479 )

General and Administrative
    Expenses (6)                            (498,781 )           (111,672  )          (78,463  )          (124,124 )
                                        -------------       --------------       -------------        -------------

Estimated Cash Available from
    Operations                             5,634,434              375,805             264,050              925,227

Depreciation and Amortization
    Expense (7) (8)                       (4,708,726 )             (6,098  )           (4,285  )          (710,550 )
                                        -------------       --------------       -------------        -------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                          $925,708            $ 369,707            $259,765             $214,677
                                        =============       ==============       =============        =============


See Footnotes
















                                          Brighton Gardens   Brighton Gardens   Brighton Gardens
                                            by Marriott         by Marriott        By Marriott
                                            Denver (13)        Lakewood (13)      Saddle River            Total
                                       -----------------  ------------------  -------------------  --------------------
Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction:
Rental Income (1)                          $1,682,450          $1,771,000           1,321,352           $22,908,715

Earned Income (1)                                  --                  --                  --             2,376,687

FF&E Reserve Income (2)                            --                  --                  --               640,979

Asset Management Fees (3)                    (104,880  )         (110,400 )           (76,500 )          (1,520,692 )

Interest Expense (4) (5)                     (439,688  )         (462,829 )                --            (2,718,882 )

General and Administrative
    Expenses (6)                             (134,596  )         (141,680 )          (105,708 )          (2,022,832 )
                                       ---------------       -------------       -------------        --------------

Estimated Cash Available from
    Operations                              1,003,286           1,056,091           1,139,144            19,663,975

Depreciation and Amortization
    Expense (7) (8)                          (770,496  )         (811,049 )          (555,326 )         (13,604,839 )
                                       ---------------       -------------       -------------        --------------

Estimated Taxable Operating
    Results Before Dividends
    Paid Deduction                           $232,790            $245,042             583,818            $6,059,136
                                       ===============       =============       =============        ==============


See Footnotes

FOOTNOTES:

(1) Rental income on operating leases and earned income on direct financing leases does not include percentage rents which will become due if specified levels of gross receipts are achieved.

(2) Reserve funds will be used for the replacement and renewal of furniture, fixtures and equipment related to the Properties ("FF&E Reserve"). The funds in the FF&E Reserve and all property purchased with the funds from the FF&E Reserve will be paid, granted and assigned to the Company. In connection therewith, FF&E Reserve income will be earned based on a percentage (determined by factors such as age of the Property) of gross revenues and has been estimated based on historical gross revenues.

(3) The Properties will be managed pursuant to an advisory agreement between the Company and CNL Retirement Corp. (the "Advisor"), pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of the Company's Real Estate Asset Value as of the end of the preceding month as defined in such agreement. See "Management Compensation" in the Prospectus dated March 26, 2003.

(4) In conjunction with the purchase of the Annapolis and Pikesville Properties, the Company assumed a $20.6 million mortgage loan secured by the Properties that bears interest at a fixed rate of 7.83% per annum. The loan requires monthly principal and interest payments through October 2008, with all unpaid principal and interest due at that time.

(5) In connection with the purchase of the Colorado Springs, Denver and Lakewood Properties, the Company borrowed $26 million under a mortgage loan secured by the Properties. The loan bears interest at a variable rate of 30-day LIBOR plus 325 basis points, with a minimum interest rate of 5%. The loan requires monthly principal and interest payments through March 2005, with all unpaid principal and interest due at that time.

(6) Estimated at 8% of gross rental income, based on the previous experience of an Affiliate of the Advisor with another public REIT.

(7) The federal tax basis of the depreciable portion of each Property and the number of years the assets have been depreciated on the straight-line method are as follows:

                                                                                                  Furniture and
                                                                        Buildings                    Fixtures
                                                                       (39 years)                   (5-15 years)
                                                                      --------------             -----------------

         Edgewood Property                                                 2,147,894                     143,193
         Greenville Property                                               3,344,034                     222,936
         Northridge Property                                              11,922,948                     794,863
         Rancho Mirage Property                                           11,192,796                     746,198
         Salt Lake City Property                                          13,655,599                     803,271
         Yorba Linda Property                                             12,251,993                     720,705
         Fort Belvoir Property                                            67,798,003                   3,988,117
         Palm Springs Property                                             2,146,954                     143,130
         Haverford Property                                               97,836,873                   5,755,111
         Colorado Springs Property                                        14,696,218                     864,483
         Denver Property                                                  15,936,098                     937,417
         Lakewood Property                                                16,774,839                     986,755
         Saddle River Property                                            11,538,440                     678,732

(8)      Loan  costs   totalling   $519,576  have  been   amortized   under  the
         straight-line method over the term of each loan.

(9) The lessee for the Edgewood, Greenville, Northridge, Rancho Mirage and Palm Springs Properties is Eleven Pack Management Corp., which is the same lessee for the Atlanta, Bellevue, Oklahoma City, Santa Rosa, Lynnwood and Snohomish Properties, which were previously acquired by the Company. These 11 leases are cross-collateralized and cross-defaulted. In addition, the leases for these Properties contain pooling terms, meaning that net operating profits with respect to all 11 Properties are combined for the purpose of funding rental payments due under each lease ("Pooling").

(10) The lessee for the Salt Lake City and Yorba Linda Properties is Eight Pack Management Corp, which is the same lessee for the Hoffman Estates, Tulsa, Hemet, Plymouth, Willoughby and Little Rock Properties, which were previously acquired by the Company. These eight leases are cross-collateralized and cross-defaulted. In addition, the leases for these eight Properties contain Pooling terms.

(11) The lessee for the Fort Belvoir and Haverford Properties is Marriott Continuing Care, LLC, a subsidiary of Sunrise Assisted Living, Inc. The leases are cross-collateralized and cross-defaulted. In addition, the leases for these two Properties contain Pooling terms.

(12) The lessee of the Annapolis and Pikesville Properties is Prime Care Eight, LLC. The leases are cross-collateralized and cross-defaulted. In addition, the lease for these two Properties contains Pooling terms.

(13) The lessees for the Colorado Springs, Denver and Lakewood Properties are subsidiaries of Summit Companies, Incorporated. The leases are cross-collateralized and cross defaulted. In addition, the leases for these three Properties contain Pooling terms.